FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 August 2012

HSBC SUBSCRIBES FOR NEW SHARES IN HANA HSBC LIFE

HSBC Insurance (Asia-Pacific) Holdings Limited ('HSBC Insurance'), a wholly-owned subsidiary of HSBC Holdings plc, has subscribed for new shares in Hana HSBC Life Insurance Company Limited ('Hana HSBC Life'). The subscription of KRW25bn (approximately US$22m) was funded in cash from internal resources.

Hana HSBC Life was established in 2008 as a life insurance joint venture between Hana Financial Group Inc. (50% plus one share) and HSBC Insurance (50% less one share).

The interests of both joint venture partners in Hana HSBC Life remain unchanged because Hana Financial Group has also subscribed for an equivalent proportion of new shares.

Media enquiries to:
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Tim Nicholls	+852 3663 5342	timpnicholls@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 28 August 2012